Exhibit 99.1

Royal Bank of Canada to repurchase up to 45 million of its common shares

TORONTO, June 10, 2026 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have approved its normal course issuer bid to purchase, for cancellation, up to 45 million of its common shares.

Purchases under the normal course issuer bid may commence on June 12, 2026 and continue until June 11, 2027, when the bid expires, or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. Purchases may be made through the facilities of the TSX, the New York Stock Exchange and other designated exchanges and alternative Canadian trading systems. The price paid for any such repurchased shares will be the prevailing market price at the time of acquisition.

The maximum number of shares that may be repurchased for cancellation represents approximately 3.24% of the 1,389,738,870 common shares issued and outstanding as at May 29, 2026. The amount of purchases on the TSX on any given day will not exceed 886,352 common shares, which is 25% of the average daily trading volume on the TSX for the six months ending May 29, 2026. The average daily trading volume of the Bank’s shares on the TSX for that six-month period, calculated in accordance with the rules of the TSX for the purposes of the bid, was 3,545,411 shares.

The normal course issuer bid will give the Bank flexibility to manage its capital position while generating shareholder value.

The Bank will establish an automatic share purchase plan on June 12, 2026, under which its broker, RBC Dominion Securities Inc., may periodically purchase its common shares pursuant to the bid within a defined set of criteria. The actual number of common shares purchased under the automatic share purchase plan, the timing of purchases, and the price at which the common shares are bought will depend upon future market conditions.

The Bank’s previous normal course issuer bid for the purchase of 35 million shares commenced on June 12, 2025 and expires on June 11, 2026. As of closing on May 29, 2026, the Bank repurchased 19,168,210 shares under such bid at a volume weighted average price of approximately $215.85 per share. Purchases were made on the open market through the facilities of the TSX, the New York Stock Exchange and/or other designated exchanges and alternative Canadian trading systems.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to the Bank’s beliefs, plans, expectations and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the Bank’s normal course issuer bid. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that the strategic goals and financial performance and other objectives outlined in our forward-looking statements, including statements about the Bank’s proposed normal course issuer bid, will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty (including risks associated with the conflict in the Middle East), environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report and the Risk management section of our Q2 2026 Report to Shareholders, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI, and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of our Q2 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports.

Any forward-looking statements contained in this press release represent the views of the Bank only as of the date hereof, and except as required by law, the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Investor Contact:

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Gillian McArdle, Financial Communications, 416-842-4231